Exhibit d 6 a

MAINSTAY VP FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 14th day of December 2011, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Winslow Capital Management, Inc., a Minnesota corporation (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to the Subadvisory Agreement, dated April 29, 2011 (the “Agreement”), related to MainStay VP Large Cap Growth Portfolio (the “Portfolio”), a series of MainStay VP Funds Trust (the “Trust”); and

WHEREAS, the parties hereby wish to amend the Agreement.

NOW, THEREFORE, the parties agree as follows:

(i)	A new section is hereby added to the Agreement as follows:

23.	Non-Compete. Subadvisor acknowledges that in the course of providing services as the sole subadvisor to the Portfolio hereunder, it may obtain information regarding shareholders of the Portfolio. Subadvisor agrees that it will not use any such information for any purpose other than to perform its obligations specifically set forth hereunder.

(ii)	Effective January 1, 2012, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Kevin M. Bopp	By:	/s/ Stephen P. Fisher
Name:	Kevin M. Bopp	Name:	Stephen P. Fisher
Title:	Director and Associate	Title:	Senior Managing Director
General Counsel

WINSLOW CAPITAL MANAGEMENT, INC.

Attest:	/s/ Jean A. Baillon	By:	/s/ Clark J. Winslow
Name:	Jean A. Baillon	Name:	Clark J. Winslow
Title:	CAO, CFO, and Senior	Title:	Chief Executive Officer
Managing Director

SCHEDULE A

(As of January 1, 2012)

1. Subadvisor shall provide services for the following series of the Trust:

•	MainStay VP Large Cap Growth Portfolio

2. Subadvisor shall be paid:

0.40% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, up to $100 million;

0.35% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including portfolios of the Trust, from $100 million to $350 million;

0.30% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $350 million to $600 million;

0.25% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $600 million to $1 billion;

0.20% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $1 billion to $2.5 billion;

0.24% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $2.5 billion to $5 billion; and

0.25% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, in excess of $5 billion.